UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Rokwader, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

77543T

(CUSIP Number)

Mr. Yale Farar, 23679 Calabasas Road, # 412, Calabasas, CA 91302, (818) 224-3675

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)

William B. Barnett, Esq.

Barnett & Linn

23564 Calabasas Road, Suite 205, Calabasas, CA 91302

Telephone (818) 436-6410 Facsimile (818) 223-8303

January 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543T
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Brooktide, LLC (EIN: 88-0355270)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: Brooktide, LLC was organized in the State of Nevada.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,556,892 (1)
8. Shared Voting Power
	9. Sole Dispositive Power	1,556,892 (1)
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,556,892 (1)
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13. Percent of Class Represented by Amount in Row 11 8.4 (2) (3)
14. Type of Reporting Person (See Instructions) OO

(1)   Consists of 1,373,559 common shares owned by Brooktide and options to purchase 183,333 shares at the exercise price of $0.75 per share owned by Yale Farar. Mr. Farar is the principal owner and sole manager of Brooktide, LLC. The options expire on December 31, 2016.
(2)   Based on 18,451,110 shares of common stock issued and outstanding as of January 15, 2016 and assuming the exercise of 183,333 options.
(3)   Shares of common stock subject to Mr. Farar’s options currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Brooktide.

CUSIP No. 77543T
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yale Farar
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,556,892 (1)
8. Shared Voting Power
	9. Sole Dispositive Power	1,556,892 (1)
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,556,892 (1)
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13. Percent of Class Represented by Amount in Row 11 8.4% (2) (3)
14. Type of Reporting Person (See Instructions) IN

(1)   Includes 1,373,559 shares of Common Stock owned by Brooktide, LLC, which is a limited liability corporation organized in Nevada and of which Mr. Farar is the principal owner and sole Manager. As sole Manager, Mr. Farar has voting and investment power over these shares. Includes also options to purchase 183,333 shares at the exercise price of $0.75 per share owned by Mr. Farar. The options expire on December 31, 2016.

(2)   Based on 18,451,110 shares of common stock issued and outstanding as of January 15, 2016 and assuming the exercise of 183,333 options.
(3)   Shares of common stock subject to Mr. Farar’s options currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Mr. Farar.

Item 1. Security and Issuer

This Schedule 13D/A (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Rokwader, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located 15466 Los Gatos Blvd., Suite 109-352, Los Gatos, CA 95032.

Item 2. Identity and Background

(a) This Schedule 13D/A is being filed on behalf of Yale Farar and Brooktide, LLC, of which Mr. Farar is the principal owner and sole Manager. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Mr. Farar’s principal office is located at 23679 Calabasas Road, No. 412, Calabasas, CA, 91302. The address for Brooktide, LLC is 123 West Nye Lane, No. 510, Carson City, Nevada 89706.

(c) Mr. Farar is a former director and president of the Issuer. Since April 1996, Mr. Farar has also been the manager and principal owner of Brooktide, LLC, which was the controlling stockholder of the Issuer. Brooktide, LLC is owned by, and engages in investments for, Mr. Farar and members of his family.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any.)

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Farar is a citizen of the United States. Brooktide, LLC is organized under the laws of the state of Nevada, United States.

Item 3. Source and Amount of Funds or Other Consideration:

N/A

Item 4. Purpose of Transaction

This Schedule 13D/A is being filed as a result of a change in the percentage of beneficial ownership of common stock of the Issuer by the Reporting Persons due to the transfer of 690,214 shares on January 19, 2016, to unaffiliated third parties and the acquisition of 66,667 shares through the exercise of options at $.75 per share. The net effect of the two transactions reduced the Reporting Persons holdings to 1,556,892 shares (including 183,333of vested options) to 8.4% of the total issued and outstanding common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)   The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated January 29, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2015

/s/ Yale Farar

Yale Farar

Brooktide, LLC

/s/ Yale Farar

By: Yale Farar

Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)